EXHIBIT 21
SUBSIDIARIES OF NAUTILUS, INC.

    Nautilus, Inc., a Washington corporation
    Nautilus Fitness Canada, Inc., a Canadian corporation
    Nautilus (Shanghai) Fitness Co., Ltd., a Chinese corporation
    Nautilus (Shanghai) Fitness Equipments Co., Ltd., a Chinese corporation
    US Octane Fitness Limited, a Hong Kong corporation
    Nautilus Fitness International, B.V., a Netherlands corporation
    Nautilus Fitness UK Ltd., a United Kingdom corporation